Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor announces tender offers for certain outstanding series of notes

Calgary, Alberta (September 19, 2024) – Suncor Energy Inc. (“Suncor”) (TSX: SU) (NYSE: SU) announced today the commencement of tender offers to purchase for cash certain of its outstanding series of notes listed in the table below (collectively, the “Notes”) for an aggregate purchase price, excluding accrued and unpaid interest, of up to C$800 million (collectively, the “Tender Offers”).

	Title of Security(1)	CUSIP/ISIN	Principal Amount Outstanding	Maximum Amount(2)	Acceptance Priority Level(3)	Par Call Date(4)	Maturity Date	Reference Security	Bloomberg Reference Page	Fixed Spread(5)(6)
Pool 1 Tender Offers	6.50% Notes due 2038	867229AE6 / US867229AE68	US$954,042,000	C$700,000,000	1	N/A	June 15, 2038	3.875% UST due August 15, 2034	FIT1	135
	6.80% Notes due 2038(7)	71644EAJ1 / US71644EAJ10	US$881,081,000		2	N/A	May 15, 2038	3.875% UST due August 15, 2034	FIT1	140
Pool 2 Tender Offers	3.10% Series 6 Medium Term Notes due 2029	86721ZAP4 / CA86721ZAP41	C$78,743,000	C$100,000,000	1	February 24, 2029	May 24, 2029	2.25% Government of Canada Bond due June 1, 2029	FIT CAN0-50	120
	3.00% Series 5 Medium Term Notes due 2026	86721ZAM1 / CA86721ZAM10	C$115,182,000		2	June 14, 2026	September 14, 2026	1.50% Government of Canada Bond due June 1, 2026	FIT CAN0-50	70
	6.00% Notes due 2042(8)	13643EAH8, C18885AF7 / US13643EAH80, USC18885AF71	US$31,625,000		3	October 1, 2041	April 1, 2042	4.125% UST due August 15, 2044	FIT1	200
	5.35% Notes due 2033(7)	716442AH1 / US716442AH16	US$118,367,000		4	N/A	July 15, 2033	3.875% UST due August 15, 2034	FIT1	105
	5.95% Notes due 2035(7)	71644EAG7 / US71644EAG70	US$199,271,000		5	N/A	May 15, 2035	3.875% UST due August 15, 2034	FIT1	125
	5.00% Series 7 Medium Term Notes due 2030	86721ZAQ2 / CA86721ZAQ24	C$154,041,000		6	January 9, 2030	April 9, 2030	1.25% Government of Canada Bond due June 1, 2030	FIT CAN0-50	125
	5.39% Series 4 Medium Term Notes due 2037	86721ZAB5 / CA86721ZAB54	C$279,124,000		7	N/A	March 26, 2037	2.75% Government of Canada Bond due December 1, 2055	FIT CAN0-50	165

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

(1)	The 6.50% Notes due 2038, 6.80% Notes due 2038, 6.00% Notes due 2042, 5.35% Notes due 2033 and 5.95% Notes due 2035 are referred to herein as the “US$ Notes.” The 3.10% Series 6 Medium Term Notes due 2029, 3.00% Series 5 Medium Term Notes due 2026, 5.00% Series 7 Medium Term Notes due 2030 and 5.39% Series 4 Medium Term Notes due 2037 are referred to herein as the “C$ Notes.”
(2)	C$700,000,000 represents the maximum aggregate purchase price payable, excluding the applicable accrued and unpaid interest (the “Pool 1 Maximum Amount”), in respect of the 6.50% Notes due 2038 and 6.80% Notes due 2038, which may be purchased in the Pool 1 Tender Offers. C$100,000,000 represents the maximum aggregate purchase price payable, excluding the applicable accrued and unpaid interest (the “Pool 2 Maximum Amount” and, together with the Pool 1 Maximum Amount, the “Maximum Amounts”), in respect of the 3.10% Series 6 Medium Term Notes due 2029, 3.00% Series 5 Medium Term Notes due 2026, 6.00% Notes due 2042, 5.35% Notes due 2033, 5.95% Notes due 2035, 5.00% Series 7 Medium Term Notes due 2030 and 5.39% Series 4 Medium Term Notes due 2037, which may be purchased in the Pool 2 Tender Offers. For purposes of calculating the portion of the Maximum Amounts attributable to each series of US$ Notes, the aggregate principal amount of US$ Notes tendered in the applicable Tender Offer shall be converted to Canadian dollars based on the exchange rate of one U.S. dollar for Canadian dollars, as shown on the FXC page displayed on the Bloomberg Pricing Monitor at 11:00 a.m., New York City time, on the Price Determination Date (as defined below).
(3)	Subject to the Maximum Amounts and proration, if applicable, the principal amount of each series of Notes that is purchased in each Tender Offer will be determined in accordance with the applicable Acceptance Priority Level (in numerical priority order) specified in this column in the manner described in the Offer to Purchase.
(4)	The calculation of the applicable U.S. Total Consideration (as defined below) for each series of US$ Notes and the calculation of the applicable Canadian Total Consideration (as defined below) for each series of C$ Notes will be performed taking into account such par call date, if any, or maturity date, in accordance with market practice.
(5)	The applicable consideration for each series of US$ Notes (the “U.S. Total Consideration”) offered per each US$1,000 principal amount of each series of US$ Notes validly tendered prior to or at the Early Tender Date (as defined below) and accepted for purchase pursuant to the applicable Tender Offer will be determined in the manner described in the Offer to Purchase by reference to the applicable fixed spread for such Notes (the “Fixed Spread”) specified in the table above, plus the applicable yield based on the bid-side price of the applicable U.S. reference security specified in the table above as displayed on the applicable Bloomberg Reference Page at 11:00 a.m., New York City time, on October 3, 2024 (such date and time, as it may be extended with respect to a Tender Offer, the applicable “Price Determination Date”). The applicable consideration for each series of C$ Notes (the “Canadian Total Consideration” and, together with the U.S. Total Consideration, the “Total Consideration”) offered per C$1,000 principal amount of each series of C$ Notes validly tendered prior to or at the Early Tender Date and accepted for purchase pursuant to the applicable Tender Offer will be determined in the manner described in the Offer to Purchase by reference to the applicable Fixed Spread specified in the table above, plus the applicable yield based on the bid-side price of the applicable Canadian reference security specified in the table above as displayed on the applicable Bloomberg Reference Page at 11:00 a.m., New York City time, on the Price Determination Date. The Total Consideration for each series of Notes is inclusive of the applicable Early Tender Payment (as defined below). The Total Consideration for each series of Notes does not include the applicable accrued and unpaid interest, which will be payable in addition to the applicable Total Consideration.
(6)	The U.S. Total Consideration and Canadian Total Consideration include the Early Tender Payment of US$30 and C$30 per US$1,000 and C$1,000, respectively, principal amount of Notes validly tendered prior to or at the Early Tender Date and accepted for purchase.
(7)	Such Notes were issued by Petro-Canada; Suncor assumed the obligations for such Notes in 2009.
(8)	Such Notes were issued by Canadian Oil Sands Limited; Suncor assumed the obligations for such Notes in 2016.

The Tender Offers are being made upon the terms, and subject to the conditions, described in the offer to purchase dated September 19, 2024 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), which sets forth a detailed description of the Tender Offers. Suncor reserves the right, but is under no obligation, to increase or decrease either of the Maximum Amounts in the table above in its sole discretion, at any time, without extending or reinstating withdrawal rights, subject to compliance with applicable law.

The Tender Offers for the Notes will expire at 5:00 p.m., New York City time, on October 18, 2024, or any other date and time to which Suncor extends the applicable Tender Offer (such date and time, as it may be extended with respect to a Tender Offer, the “Expiration Date”), unless earlier terminated. Holders of Notes must validly tender and not validly withdraw their Notes prior to or at 5:00 p.m., New York City time, on October 2, 2024 (such date and time, as it may be extended with respect to a Tender Offer, the applicable “Early Tender Date”), to be eligible to receive the applicable Total Consideration, which is inclusive of an amount in cash equal to US$30 and C$30 per US$1,000 and C$1,000, respectively, principal amount of Notes validly tendered prior to or at the Early Tender Date and accepted for purchase (the “Early Tender Payment”), plus accrued and unpaid interest (as described below). If a holder validly tenders Notes after the applicable Early Tender Date but prior to or at the applicable Expiration Date, the holder will only be eligible to receive the applicable Late Tender Offer Consideration (as defined below), plus accrued and unpaid interest (as described below).

The U.S. Total Consideration offered per US$1,000 principal amount of each series of US$ Notes validly tendered prior to or at the Early Tender Date and accepted for purchase pursuant to the applicable Tender Offer will be determined in the manner described in the Offer to Purchase by reference to the applicable Fixed Spread plus the applicable yield based on the bid-side price of the applicable U.S. reference security as displayed on the applicable Bloomberg Reference Page at 11:00 a.m., New York City time, on the Price Determination Date. The applicable Canadian Total Consideration for each series of C$ Notes offered per C$1,000 principal amount of each series of C$ Notes validly tendered prior to or at the Early Tender Date and accepted for purchase pursuant to the applicable Tender Offer will be determined in the manner described in the Offer to Purchase by reference to the applicable Fixed Spread plus the applicable yield based on the bid-side price of the applicable Canadian reference security as displayed on the applicable Bloomberg Reference Page at 11:00 a.m., New York City time, on the Price Determination Date.

The “Late Tender Offer Consideration” for each series of Notes is equal to the Total Consideration minus the Early Tender Payment for each series of Notes. Holders will also receive accrued and unpaid interest on Notes validly tendered and accepted for purchase from the applicable last interest payment date up to, but not including, the applicable settlement date.

Suncor intends to fund the purchase of validly tendered and accepted Notes with cash on hand.

The Tender Offers will expire on the applicable Expiration Date. Provided that the conditions of the applicable Tender Offer are satisfied, and except as set forth below, payment for the Notes validly tendered prior to or at the Expiration Date, and accepted for purchase, will be made on a date promptly following the Expiration Date, which is anticipated to be October 22, 2024, the second business day following the Expiration Date. Suncor reserves the right, in its sole discretion, to make payment for Notes validly tendered prior to or at the Early Tender Date and accepted for purchase on an earlier settlement date, which, if applicable, is currently anticipated to be October 7, 2024, the third business day following the Early Tender Date.

Tendered Notes may be withdrawn prior to or at, but not after, 5:00 p.m., New York City time, on October 2, 2024, unless extended or earlier terminated by Suncor.

All Notes accepted for purchase will be retired and cancelled and will no longer remain outstanding obligations of Suncor.

The Tender Offers are subject to the satisfaction or waiver of certain conditions, which are specified in the Offer to Purchase. The Tender Offers are not conditioned on any minimum principal amount of Notes being tendered.

Information relating to the Tender Offers

CIBC World Markets Corp., CIBC World Markets Inc. (solely with respect to the Tender Offers for the C$ Notes) (together, “CIBC”), J.P. Morgan Securities LLC, J.P. Morgan Securities Canada Inc. (solely with respect to the Tender Offers for the C$ Notes) (together, “J.P. Morgan”), Mizuho Securities USA LLC, Mizuho Securities Canada Inc. (solely with respect to the C$ Tender Offers) (together, “Mizuho”), RBC Capital Markets, LLC, RBC Dominion Securities Inc. (solely with respect to the Tender Offers for the C$ Notes) (together, “RBC”), Scotia Capital (USA) Inc. (“Scotiabank”), TD Securities (USA) LLC and TD Securities Inc. (solely with respect to the Tender Offers for the C$ Notes) (together, “TD Securities”) are acting as the Dealer Managers for the Tender Offers. For additional information regarding the terms of the Tender Offers, please contact CIBC at (800) 282-0822 (toll free) or (212) 455-6427 (collect), J.P. Morgan at (866) 834-4666 (toll free) or (212) 834-4818 (collect), Mizuho at (866) 271-7403 (toll free) or (212) 205-7736 (collect), RBC at (877) 381-2099 (toll free), (212) 618-7843 (collect U.S.) or (416) 842-6311 (collect Canada), Scotiabank at (800) 372-3930 (toll free) or (212) 225-5000 (collect), or TD Securities at (866) 584-2096 (toll free), (212) 827-2842 (collect U.S.) or (416) 982-2243 (collect Canada). Global Bondholder Services Corporation will act as the information agent and the tender agent for the Tender Offers for the US$ Notes. Computershare Investor Services Inc. will act as the tender agent for the Tender Offers for the C$ Notes. Questions or requests for assistance related to the Tender Offers or for additional copies of the Offer to Purchase may be directed to Global Bondholder Services Corporation at (855) 654-2014 (toll free) or (212) 430-3774 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Tender Offers. The Offer to Purchase can be accessed at the following website: https://www.gbsc-usa.com/suncor.

The full details of the Tender Offers, including complete instructions on how to tender Notes, are included in the Offer to Purchase. Holders are strongly encouraged to carefully read the Offer to Purchase, including the documents incorporated by reference therein, because they contain important information. The Offer to Purchase may be obtained from Global Bondholder Services Corporation, free of charge, by calling (212) 430-3774 (for banks and brokers) or (855) 654-2014 (for all others, toll-free).

This news release does not constitute an offer to purchase, or a solicitation of an offer to sell, or the solicitation of tenders with respect to the Notes. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation or sale would be unlawful. The Tender Offers are being made solely pursuant to the Offer to Purchase made available to holders of the Notes. None of Suncor or its affiliates, their respective boards of directors, the dealer managers, the tender agents, the information agent or the trustee with respect to any series of Notes is making any recommendation as to whether or not holders should tender or refrain from tendering all or any portion of their Notes in response to the Tender Offers. Holders are urged to evaluate carefully all information in the Offer to Purchase, consult their own investment and tax advisors and make their own decisions whether to tender Notes in the Tender Offers, and, if so, the principal amount of Notes to tender.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends. Forward-looking statements in this news release include statements about the purchase of the Notes and amount of the consideration paid therefor; the expected source of funds for the Tender Offers; the deadlines, determination dates and settlement dates specified herein in regards to the Tender Offers; increasing or decreasing the Maximum Amounts; and the payment of accrued and unpaid interest.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management Discussion and Analysis for the Second Quarter of 2024 dated August 6, 2024, its Annual Information Form, Annual Report to Shareholders and Form 40-F, each dated March 21, 2024, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR+ at sedarplus.ca or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-CanadaTM retail and wholesale distribution networks (including Canada’s Electric HighwayTM, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a lower-emissions future through investments in lower emissions intensity power, renewable feedstock fuels and projects targeting emissions intensity. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our website at suncor.com.

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